Filed pursuant to Rule 424(b)(3)

Registration No. 333-252515

PROSPECTUS SUPPLEMENT NO. 38

(to Prospectus dated February 16, 2021)

Danimer Scientific, Inc.

Up to 32,435,961 Shares of Common Stock

Up to 16,279,253 Shares of Common Stock Issuable Upon Exercise of Warrants and Options

This prospectus supplement supplements the prospectus dated February 16, 2021 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-252515). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission on May 2, 2024 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement. The Prospectus and this prospectus supplement relate to the issuance by us of up to an aggregate of up to 16,279,253 shares of our Class A common stock, $0.0001 par value per share (“Common Stock”), which consists of (i) up to 6,000,000 shares of Common Stock that are issuable upon the exercise of 6,000,000 warrants (the “Private Warrants”) originally issued in a private placement in connection with the initial public offering of Live Oak Acquisition Corp., our predecessor company (“Live Oak”), (ii) up to 10,000,000 shares of Common Stock that are issuable upon the exercise of 10,000,000 warrants (the “Public Warrants” and, together with the Private Warrants, the “Warrants”) originally issued in the initial public offering of Live Oak and (iii) up to 279,253 shares of Common Stock issuable upon exercise of Non-Plan Legacy Danimer Options. We will receive the proceeds from any exercise of any Warrants for cash.

The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”), or their permitted transferees, of (i) up to 32,435,961 shares of Common Stock (including up to 6,000,000 shares of Common Stock that may be issued upon exercise of the Private Warrants) and (ii) up to 6,000,000 Private Warrants. We will not receive any proceeds from the sale of shares of Common Stock or the Private Warrants by the Selling Securityholders pursuant to the Prospectus and this prospectus supplement.

Our registration of the securities covered by the Prospectus and this prospectus supplement does not mean that the Selling Securityholders will offer or sell any of the shares. The Selling Securityholders may sell the shares of Common Stock covered by the Prospectus and this prospectus supplement in a number of different ways and at varying prices. We provide more information about how the Selling Securityholders may sell the shares in the section entitled “Plan of Distribution.”

Our Common Stock is listed on The New York Stock Exchange under the symbol “DNMR”. On May 2 2024, the closing price of our Common Stock was $0.77. Our Public Warrants were previously traded on The New York Stock Exchange under the symbol “DNMR WS”; however, the Public Warrants ceased trading on the New York Stock Exchange and were delisted following their redemption.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled “Risk Factors” beginning on page 4 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 2, 2024.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 02, 2024

DANIMER SCIENTIFIC, INC.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-39280	84-1924518
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

140 Industrial Boulevard
Bainbridge, Georgia		39817
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: 229 243-7075

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common stock, $0.0001 par value per share	DNMR	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.08 Shareholder Director Nominations

The Board of Directors (the “Board”) of Danimer Scientific, Inc. (the “Company”) has established July 9, 2024 as the date of the Company’s 2024 Annual Meeting of Stockholders (the “2024 Annual Meeting”). The time and location of the 2024 Annual Meeting will be set forth in the Company’s definitive proxy statement for the 2024 Annual Meeting to be filed with the Securities and Exchange Commission (the “SEC”).

The record date for determining stockholders entitled to notice of, and to vote at, the 2024 Annual Meeting will be the close of business on May 13, 2024. Because the date of the 2024 Annual Meeting is being advanced by more than 30 days from the anniversary date of the Company’s 2023 Annual Meeting of Stockholders, the Company is filing this Item 5.08 of this Current Report on Form 8-K to inform stockholders of this change and to provide the due date for the submission of any qualified stockholder proposals or qualified stockholder director nominations.

Stockholders who intend to present proposals for inclusion in the proxy materials for the 2024 Annual Meeting pursuant to Rule 14a-8 (the “Rule 14a-8”) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), must ensure that such proposals are received by the Company, in writing, at 140 Industrial Boulevard, Bainbridge, Georgia 39817, and be directed to the attention of the Corporate Secretary, no later than May 13, 2024, which the Company has determined to be a reasonable time before it expects to begin to deliver and make available its proxy materials, and must furthermore comply with all applicable requirements of Rule 14a-8.

To be considered timely, stockholders who intend to present proposals for director nominations or any other proposal at the 2024 Annual Meeting must provide notice in writing to the Company at 140 Industrial Boulevard, Bainbridge, Georgia 39817, and be directed to the attention of the Corporate Secretary, no later than the close of business on May 13, 2024, the tenth calendar day following the date of this Current Report on Form 8-K publicly announcing the date of the 2024 Annual Meeting. Stockholders are advised to review the Company’s Second Amended and Restated Bylaws, which contain additional requirements regarding advance notice of stockholder proposals and director nominations.

In addition to satisfying the foregoing requirements, to comply with the SEC’s universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company’s nominees, must provide notice to the Company that sets forth the information required by Rule 14a-19 under the Exchange Act no later than May 13, 2024.

Item 8.01 Other Events.

On May 2, 2024, the Company issued a press release announcing that the Board declared a distribution to the holders of record of the Company’s shares of common stock, par value $0.0001 per share (the “Common Stock”), in the form of warrants to purchase shares of Common Stock (the “Warrants”). The Warrants would be distributed on or about July 12, 2024, to the holders of record of Common Stock as of the close of business on May 13, 2024 (the “Distribution Record Date”). This transaction is subject to the Company’s stockholders approving a proposal to increase the number of shares of Common Stock authorized under the Company’s Fourth Amended and Restated Certificate of Incorporation at the Company’s upcoming annual meeting of stockholders, to be held on July 9, 2024.

The foregoing description is only a summary and is qualified in its entirety by reference to the press release, which is filed as Exhibit 99.1 attached to this Form 8-K and incorporated herein by reference.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. A Form 8-A registration statement and prospectus supplement describing the terms of the Warrants will be filed with the SEC and will be available on the SEC’s website located at http://www.sec.gov. Holders of the Company’s Common Stock should read the prospectus supplement carefully, including the Risk Factors section included and incorporated by reference therein. This communication contains a general summary of the Warrants. Please read the warrant agreement when it becomes available as it will contain important information about the terms of the Warrants.

Forward Looking Statements

This Form 8-K contains forward-looking statements, including statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “may,” “anticipate,” “believe,” “could,” “expect,” “forecast,” “intend,” “plan,” “possible,” “potential,” and other words and terms of similar meaning. Such statements are based largely on our current expectations and projections about future events. Such statements speak only as of the date of this Form 8-K and are subject to a number of risks, uncertainties and assumptions, including, but not limited to, whether the Company’s stockholders will approve an increase in the authorized number of shares of the Company’s Common Stock that is a condition of the distribution of warrants described in this communication, whether the Company will derive the anticipated benefits of the transaction described in this communication and any unanticipated impacts of the warrant distribution on the Company’s business operations, and including those described in the section entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2023, and future reports to be filed with the SEC. In light of these risks, uncertainties and assumptions, the forward-looking statements and events discussed in this Form 8-K are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. Except as required by law, we disclaim any intention or responsibility for updating or revising any forward-looking statements contained in this news release.

Item 9.01 Financial Statements and Exhibits.

d) Exhibits.

Exhibit No.	Description

99.1	Press Release, dated May 2, 2024
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Danimer Scientific, Inc.

Date:	May 2, 2024	By:	/s/ Stephen A. Martin
Stephen A. Martin Chief Legal Officer and Corporate Secretary

Danimer Scientific Announces Proposed Pro-Rata Distribution of Warrants to Purchase Common Stock

Bainbridge, Georgia – May 2, 2024 – Danimer Scientific, Inc. (NYSE: DNMR) (“Company” or “Danimer Scientific”), a leading next generation bioplastics company focused on the development and production of biodegradable materials, today announced a proposed pro-rata dividend distribution of warrants (“Dividend Warrants”) to holders of the Company’s Class A Common Stock, par value $0.0001 per share (“Common Stock”) as of May 13, 2024 (“Record Date”). Subject to the Company’s stockholders approving a proposal to increase the authorized number of shares of the Company’s Common Stock under the Company’s Fourth Amended and Restated Certificate of Incorporation at the Company’s upcoming annual meeting of stockholders to be held on or about July 9, 2024, the stockholders of record as of the Record Date will receive one (1) Dividend Warrant for each three (3) shares of Common Stock held as of the Record Date, subject to downward rounding. Holders of our 3.250% Convertible Senior Notes due 2026 (“Convertible Notes”) and our pre-funded common stock purchase warrants dated March 25, 2024 (collectively, “other eligible recipients”) as of the Record Date will also receive Dividend Warrants on a pass-through basis as determined in the agreements governing such securities and the warrant agreement governing the Dividend Warrants. The Company expects to distribute the Dividend Warrants to stockholders and other eligible recipients on or about July 12, 2024 (the date of such distribution, the “Distribution Date”). In the event that the Company’s stockholders do not approve the proposal to increase the authorized number of shares of Common Stock, no dividend will be issued.

After the Distribution Date, the Dividend Warrants are expected to list and trade on the OTCQX market, separate from Danimer Scientific’s Common Stock, which will continue to trade on the New York Stock Exchange. The holders of the Dividend Warrants may exercise the Dividend Warrants by using cash or, during the periods and in the manner specified in the warrant agreement, the Company’s outstanding Convertible Notes. The Dividend Warrants will include a provision that provides an additional one-half share of Common Stock to holders (“Bonus Share Fraction”) that exercise the Dividend Warrant prior to an expiration date that will be determined based upon certain trading criteria for the Company’s Common Stock.

Stephen E. Croskrey, Chairman and Chief Executive Officer of Danimer Scientific, commented, “Danimer is committed to improving balance sheet leverage, strengthening our capital structure and maximizing stockholder value. This distribution is the latest in a series of actions targeted to achieve those goals. It is structured to create a path for stockholders to capture value in a nondilutive warrant distribution. This deleveraging process would reward stockholders with warrants in proportion to their stockholdings and provide the opportunity for noteholders to participate in the transaction. This proposed transaction does not limit any other capital markets options for Danimer.”

Details of Warrant Distribution

If the Company’s stockholders vote to approve the proposal to increase the authorized number of shares of Common Stock, Stockholders will receive one (1) Dividend Warrant for each three (3) shares of Common Stock held as of the Record Date, rounded down to the nearest whole number for any fractional Dividend Warrant. As an example, a stockholder who owns 3,000 shares of Common Stock would receive 1,000 Dividend Warrants, and a stockholder who owns 1,000 shares of Common Stock would receive 333 Dividend Warrants. Each Dividend Warrant will entitle the holder to purchase, at the holder’s sole and exclusive election, one share of Common Stock plus, if applicable and as described below, the Bonus Share Fraction, at an initial exercise price of $5.00 per share. Other eligible recipients that hold Convertible Notes or pre-funded common stock purchase warrants as of the Record Date will receive Dividend Warrants based on the same ratio in the manner determined by the agreements governing such securities and the warrant agreement.

After the Distribution Date, Dividend Warrant holders may exercise their Dividend Warrants with cash or, after July 26, 2024, with the Company’s Convertible Notes at face value, as specified under the terms of the warrant agreement that is expected to be filed with the U.S. Securities and Exchange Commission (“SEC”) on the Distribution Date. For purposes of the Exercise Price, $1,000 principal amount of Convertible Notes shall be deemed to be equal to the aggregate Exercise Price in respect of 200 Dividend Warrants.

Any unredeemed Dividend Warrants will expire at 5:00 p.m. on the first anniversary of the Distribution Date (“Expiration Date”). The Dividend Warrants will be redeemable by the Company on or after August 1, 2024, upon twenty calendar days’ notice, from and after the first trading day following the date in which the daily volume weighted average price (“VWAP”) of the shares of Common Stock has been at least equal to a specified price, initially equal to the Exercise Price, for at least twenty trading days (whether or not consecutive) out of thirty consecutive trading days (“Redemption Price Condition”).

Details of Bonus Share Fraction

The Bonus Share Fraction feature referenced above would entitle a holder of a Dividend Warrant to receive an additional one-half of a share of Common Stock for each Dividend Warrant exercised under certain circumstances without payment of any additional exercise price. The right to receive the Bonus Share Fraction will expire at 5:00 p.m. New York City time on the first trading day following the date (“Bonus Share Expiration Date”) in which the daily VWAP of the shares of Common Stock has been at least equal to a specified price, initially $2.00 per share, for at least twenty trading days each falling on or after August 1, 2024 (whether or not consecutive) out of thirty consecutive trading days (“Bonus Share Expiration Price Condition”). Any Dividend Warrant exercised after the Bonus Share Expiration Date will not be entitled to the Bonus Share Fraction.

The Company will make a public announcement of the Bonus Share Expiration Date prior to market open on the Bonus Share Expiration Date in the case of a Bonus Share Expiration Price Condition is met.

Other Information

A Q&A regarding this proposed warrant distribution will be posted in the Investor Relations section of the Company’s website under the “Resources” tab, https://ir.danimerscientific.com/.

The distribution of the Dividend Warrants has not been registered under the Securities Act of 1933, as amended (“Securities Act”), because the issuance of a warrant for no consideration is not a sale or disposition of a security or interest in a security for value pursuant to Section 2(a)(3) of the Securities Act. The Company expects to file with the SEC a registration statement to register the shares of Common Stock underlying the Dividend Warrants.

B. Dyson Capital Advisors is serving as exclusive financial advisor on the Company’s distribution of the Dividend Warrants.

Gibson, Dunn & Crutcher LLP is serving as legal advisor to B. Dyson Capital Advisors.

Kane Kessler, P.C. is serving as legal advisor to the Company.

About Danimer Scientific

Danimer is a pioneer in creating more sustainable, more natural ways to make plastic products. For more than a decade, its renewable and sustainable biopolymers have helped create plastic products that are biodegradable and compostable and return to nature instead of polluting our lands and waters. Danimer’s technology can be found in a vast array of plastic end products that people use every day. Applications for its biopolymers include additives, aqueous coatings, fibers, filaments, films and injection-molded articles, among others. Danimer holds more than 480 granted patents and pending patent applications in more than 20 countries for a range of manufacturing processes and biopolymer formulations. For more information, visit https://danimerscientific.com.

No Offer or Solicitation

This Press Release and the Q&A referenced in it shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The proposed distribution of the Dividend Warrants is subject to and conditioned upon the Company’s stockholders first approving a proposal to increase the authorized number of shares of the Company’s Common Stock under its Fourth Amended and Restated Certificate of Incorporation at the Company’s upcoming annual meeting of stockholders to be held on or about July 9, 2024. Subsequently, a Form 8-A registration statement and prospectus supplement describing the terms of the Dividend Warrants will be filed with the Securities and Exchange Commission (“SEC”) and will be available on the SEC's website located at http://www.sec.gov. Holders of Common Stock and other eligible recipients should read the prospectus supplement carefully when it is filed, including the Risk Factors section included and incorporated by reference therein. This press release contains a general summary of the expected terms of the Dividend Warrants. The prospectus supplement and the warrant agreement, when filed, will describe the terms of the Dividend Warrants in more detail, and in the event of any inconsistency, the warrant agreement will govern the final terms of the Dividend Warrants. Please read the warrant agreement when it becomes available as it will contain important information about the terms of the Dividend Warrants.

Forward‐Looking Statements

Please note that in this press release we may use words such as “appears,” “anticipates,” “believes,” “plans,” “expects,” “intends,” “future,” and similar expressions which constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, statements regarding the outcome of stockholder votes on proposals at the Company’s annual meeting of stockholders. Forward-looking statements are made based on the Company’s expectations and beliefs concerning future events impacting the Company and therefore involve a number of risks and uncertainties. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements. Potential risks and uncertainties that could cause the actual results of operations or financial condition of the Company to differ materially from those expressed or implied by forward-looking statements in this release include, but are not limited to the Company’s expectations related to the use of proceeds from the equity offering; the overall level of consumer demand on the Company’s products; general economic conditions and other factors affecting consumer confidence, preferences, and behavior; disruption and volatility in the global currency, capital, and credit markets; the financial strength of the Company’s customers; the Company’s ability to implement its business strategy, including, but not limited to, its ability to expand its production facilities and plants to meet customer demand for its products and the timing thereof; risks relating to the uncertainty of the projected financial information with respect to the Company; the ability of the Company to execute and integrate acquisitions; changes in governmental regulation, legislation or public opinion relating to the Company’s products; the Company’s exposure to product liability or product warranty claims and other loss contingencies; the impact on the Company’s business, operations and financial results from the ongoing conflicts in Ukraine and the Middle East; the impact that global climate change trends may have on the Company and its suppliers and customers; the Company’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, the Company’s information systems; the ability of the Company’s information technology systems or information security systems to operate effectively, including as a result of security breaches, viruses, hackers, malware, natural disasters, vendor business interruptions or other causes; the Company’s ability to properly maintain, protect, repair or upgrade its information technology systems or information security systems, or problems with the Company’s transitioning to upgraded or replacement systems; the impact of adverse publicity about the Company and/or its brands, including without limitation, through social media or in connection with brand damaging events and/or public perception; fluctuations in the price, availability and quality of raw materials and contracted products as well as foreign currency fluctuations; the Company’s ability to utilize potential net operating loss carryforwards; and changes in tax laws and liabilities, tariffs, legal, regulatory, political and economic risks. More information on potential factors that could affect the Company’s financial results is included from time to time in the Company’s public reports filed with the Securities and Exchange Commission, including the Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. All forward-looking statements included in this press release are based upon information available to the Company as of the date of this press release and speak only as of the date hereof. The Company assumes no obligation to update any forward-looking statements to reflect events or circumstances after the date of this press release.

Contacts:

Investors

Blake Chamblee

Phone: 770-337-6570

ir@danimer.com

Media

Richard Ivey

Phone: 229-254-7688

rivey@danimer.com